Giovanni Caruso
of Loeb & Loeb LLP

345 Park Avenue	Direct	212.407.4866
New York, NY 10154-1895	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

VIA EDGAR

November 9, 2009

H. Christopher Owings
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	AutoChina International Limited Amendment No. 2 Registration Statement on Form F-1 Filed August 10, 2009 File No. 333-159607

Dear Mr. Owings:

On behalf of our client, AutoChina International Limited, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued on November 2, 2009 regarding the Company’s Registration Statement on Form F-1 and addressed to Mr. Yong Hui Li (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form F-1/A for the Company (the “Amended F-1”) through the Commission’s EDGAR system reflecting the responses of the Company below.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended F-1.

In order to facilitate your review of the Amended F-1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

H. Christopher Owings November 9, 2009 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Cover Page

1.
We note your multiple references to a prospectus dated February 28, 2007. However, we are unable to locate a February 28, 2007 prospectus on EDGAR. We presume you mean to refer to the prospectus dated February 28, 2008. Please advise or revise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made throughout the Amended F-1.

Unaudited Pro Forma Condensed Consolidated Financial Information..., page 57

2.
Please tell us and disclose how you calculated the basic and diluted weighted average shares outstanding for the six months ended June 30, 2009. Further, tell us how you calculated the basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 as disclosed on page F-57.

COMPANY RESPONSE:  Basic and diluted weighted average ordinary shares outstanding for the six months ended June 30, 2009 present shares outstanding based on the retroactive adjustment of the capital structure of the legal parent, AutoChina International Limited, to reflect the accounting for the acquisition of AutoChina Group Inc. as a reverse recapitalization.  The basic and diluted weighted average ordinary shares outstanding for the six months ended June 30, 2009 of 8,246,541 shares and 8,809,069 shares, respectively, as presented on page 58, are the same share amounts as those presented in the Company’s condensed consolidated statements of income for the six months ended June 30, 2009 included in the Amended F-1.  The Company has added disclosure on page 57 to describe how basic and diluted weighted average shares outstanding for the six months ended June 30, 2009 were calculated.

Basic and diluted weighted average shares outstanding for the six months ended June 30, 2008, as presented on page F-6, also present shares outstanding based on the application of reverse recapitalization accounting, as described above.  Basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 consist of the 8,606,250 shares of AutoChina International Limited issued to the AutoChina Group Inc. shareholders in the reverse recapitalization transaction, less the 860,625 holdback shares, resulting in net shares issued and outstanding for basic and diluted earnings per share calculations of 7,745,625 shares.

H. Christopher Owings November 9, 2009 Page 3

3.
Please revise here and elsewhere in the filing, to provide pro forma income statements only up to the caption of income (loss) from continuing operations. Refer to Article 11-02 (b)(5) of Regulation S-X.

COMPANY RESPONSE:  The Company has revised the pro forma income statements included in the Amended F-1 to provide information only up to income from continuing operations.

4.
Explain to us and disclose why the disclosed cash consideration amounts in connection with the disposition of the consumer automotive dealership business were different in your pro forma income statement footnotes (2) and (3) on pages 58 and 59, respectively, while the gains on dispositions are almost the same.

COMPANY RESPONSE:  The cash consideration amounts on pages 58 and 59 are not directly comparable.  The amounts on page 58 assumed that the consumer automotive dealership business was sold effective January 1, 2009.  Accordingly, such consideration was calculated based on the net asset value of the consumer automotive dealership business as of December 31, 2008, plus a fixed premium.  Alternatively, the amounts on page 59 assumed that the consumer automotive dealership business was sold effective June 30, 2009.  Since the consumer automotive dealership business operated for six months during the period from January to June 2009, the assets and liabilities of the consumer automotive dealership business changed during this period, and thus the consideration was adjusted accordingly.

According to the sales and purchase agreement, the consideration that the Company will receive from the sale of the consumer automotive dealership business depends on the net asset value of the consumer automotive dealership business, plus a fixed premium of approximately $10.2 million.  Therefore, the gain on disposal would be equivalent to the fixed premium, regardless the change in consideration resulting from a change in the net asset values.  The gain on disposal at January 1, 2009 and at June 30, 2009 was also affected by changes in exchange rates.

Since the disclosure with respect to the calculation of the gain from the disposal of discontinued operations on page 58 was deleted as a result of the Company’s response to the Staff’s comment 3 above, two different amounts of cash consideration on disposition of the consumer automotive dealership business are no longer presented in the Amended F-1.  Accordingly, the Company believes that inclusion of a discussion of the reasons for the difference in the cash consideration in the Amended F-1 is no longer necessary or appropriate.

H. Christopher Owings November 9, 2009 Page 4

Capitalization, page 70

5.
We note your response to comment 14 from our letter dated August 27, 2009. Please revise the capitalization table to remove the "as further adjusted" column. Reference is made to Item 3.B of Form 20-F.

COMPANY RESPONSE:  The Company has revised the capitalization table in the Amended F-1 to remove the “as further adjusted” column.

6.
Please provide pro forma, as adjusted, of your capitalization to give effect to the 705,790 ordinary shares issued in connection with the exercise of the call options and the 279,000 ordinary shares issued in connection with the cashless exercise of the representative unit purchase options.

COMPANY RESPONSE:  The Company has revised the “as adjusted” column of the capitalization table included in the Amended F-1 to give effect to the transfer, termination and/or expiration of various Put and Call Agreements (including the 705,790 ordinary shares subject to certain Put and Call Agreements) and the issuance of 279,000 ordinary shares as a result of the cashless exercise of the representative’s unit purchase options.

Commercial Vehicle Financing Business, page 76

7.
Please update the discussion regarding your commercial vehicle financing business to provide information as of a more recent date or advise why you are not required to do so. For example, please revise the chart on page 77 and elsewhere to account for the number of centers you have in operation as of September 30, 2009 instead of May 15, 2009.

COMPANY RESPONSE:  The Company has updated the discussion regarding its commercial vehicle financing business through September 30, 2009 on pages 76 through 78 in the Amended F-1 in response to the Staff’s comment.

Shares Eligible for Future Sale, page 110

8.
Your reference in the first paragraph to the fact that AutoChina has 10,995,720 ordinary shares "which are currently tradable in the public market" is unclear. Please revise or tell us the basis for this statement.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 110 of the Amended F-1.

H. Christopher Owings November 9, 2009 Page 5

Certain Relationships and Related Transactions, page 113

9.
We note your disclosures that you assigned call options to several individuals who exercised the options on August 14 and August 28, 2009. Tell us and disclose the business reasons behind the assignments given that it does not appear to have an impact on your financial statements.

COMPANY RESPONSE:  The assignment and exercise of the Company’s call rights under the option agreements relieved the Company of its obligations pursuant to the put rights under the option agreements, and, in certain cases, freeing cash being held in escrow pursuant to such agreements.  Changes in response to the Staff’s comment have been made on page 113 of the Amended F-1.

ACG, page 114

10.
We note your response to comment 32 from our letter dated August 27, 2009. Please incorporate into your filing your statement that "Prior to the business combination, the Company's Chairman, Mr. Li, would, from time to time, provide loans to the Company through various companies he controls to fund its working capital needs." Please advise if Mr. Li has any intent to provide future loans to the company in this fashion. Also, please expressly state if the customer deposits you received were considered loans from Mr. Li to fund your working capital needs or otherwise describe the reason you received these deposits.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on pages 114 -115 of the Amended F-1.

Selling Shareholders, page 124

11.
We note your response to comment 33 from our letter dated August 27, 2009. We continue to remain of the opinion that Honest Best International should be named an underwriter. Please revise your prospectus and registration statement to identify Honest Best International as an underwriter.

COMPANY RESPONSE:  The number of shares being registered for Honest Best International has been reduced from 8,606,250 shares to 3,298,716 shares (or 30% of the Company’s issued and outstanding ordinary shares).

Changes reflecting this change have been made throughout the Amended F-1.

H. Christopher Owings November 9, 2009 Page 6

12.
Disclose, by footnote or otherwise, the natural person(s) who control Charm Power Holdings Limited and Rainbow Yield Limited. Please also tell us supplementally whether the same selling security holders are either broker-dealers or affiliates of a broker-dealer within the meaning of Rule 405.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 126 of the Amended F-1 to indicate that Hao Ye is the sole shareholder of Charm Power Holdings Limited and Wang Qi is the sole shareholder of Rainbow Yield Limited.  Based on information provided by the applicable selling shareholder, none of Charm Power Holdings Limited, Rainbow Yield Limited, Hao Ye or Wang Qi are broker-dealers or affiliates of a broker-dealer.

13.
The sum of the shares you identify for sale in your Selling Shareholders table appears to be less than the amount you refer to on your cover page and elsewhere in your filing or 12,051,354 shares. Please revise or advise.

COMPANY RESPONSE:  The column entitled “Number of Shares to Be Sold” on page 125 of the Amended F-1 has been revised to include all of the shares underlying the warrants being registered.

14.	Footnote three refers to disclosure on pages 178-179. However, we are unable to locate pages 178-179. Please revise or advise.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page 125 of the Amended F-1.

Index to Financial Statements, page F-1

15.
Refer to page F-54 of the filing. Please revise to prominently present the financial statements of AutoChina International Limited for the period ended June 30, 2009 before the December 31, 2008 financial statements.

COMPANY RESPONSE:  The Company has revised the index in the Amended F-1 to prominently present the financial statements of AutoChina International Limited for the period ended June 30, 2009 before the December 31, 2008 financial statements.

16.	We note you adopted SFAS 160 on January 1, 2009. Please revise your audited financial statements for the three years ended December 31, 2008 to reflect the retrospective application of SFAS 160.

COMPANY RESPONSE:  The Company has revised the audited financial statements for the three years ended December 31, 2008 included in the Amended F-1 to reflect the retrospective application of SFAS No. 160.

H. Christopher Owings November 9, 2009 Page 7

17.
We read your disclosure on page F-88 with respect to your agreement with Xinjiang entered into on June 15, 2009 related to the sale of your consumer automotive dealership business. Please advise why the results of your consumer automotive dealership business were not classified as discontinued operations for the period ended June 30, 2009, or revise. See paragraphs 41- 43 of SFAS 144.

COMPANY RESPONSE:  The Company has considered the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) in its accounting treatment for the pending sale of its consumer automotive dealership business at June 30, 2009.  In particular, the Company reviewed the provisions of paragraph 30 of SFAS No. 144, which provide as follows:

A long-lived asset (disposal group) to be sold shall be classified as “held for sale” in the period in which all of the following criteria are met:

a.  Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b.  The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

c.  An active program to locate a buyer and other actions required to complete the plan to sell the assets (disposal group) have been initiated.

d.  The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

e.  The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f.  Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company determined that the criteria noted in (c) and (e) above were not met, since the Company had not initiated a plan to sell the consumer automotive dealership business, nor had it implemented a program to locate a buyer for the consumer automotive dealership business.  Furthermore, the Company had not actively marketed for sale the consumer automotive dealership business.  If the pending sale of the consumer automotive dealership business is not completed, the Company intends to retain and operate the business as part of its continuing operations.  Accordingly, the Company’s consumer automotive dealership business did not meet the requirements to be classified as “held for sale” at June 30, 2009.

H. Christopher Owings November 9, 2009 Page 8

Paragraph 41 of SFAS No. 144 provides that a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

Paragraph 42 of SFAS No. 144 provides that the results of operations of a component of an entity that either has been disposed of or is classified as “held for sale” shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met:  (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Paragraph 43 of SFAS No. 144 provides that in a period in which a component of an entity either has been disposed of or is classified as “held for sale”, the income statement of a business enterprise for current and prior periods shall report the results of operations of the component, in discontinued operations.  The results of operations of a component classified as held for sale shall be reported in discontinued operations in the periods in which they occur.

Although the Company’s consumer automotive dealership business met the provisions of paragraph 41 of SFAS No. 144 as a discrete business operation, it did not meet the provisions of paragraphs 42 and 43 of SFAS No. 144, since the consumer automotive dealership business had not been disposed of at June 30, 2009, and, for the reasons noted above, it did not meet the criteria to be classified as “held for sale”.  The Company determined that the reporting of the consumer automotive dealership business as a discontinued operation at June 30, 2009 was not appropriate, as it would not be in compliance with generally accepted accounting principles in the United States.

18.
Refer to page F-91. Please note that presenting pro forma financial statements within a footnote to the GAAP financial statements is inappropriate. As such, please revise to remove the pro forma financial statements. In this regard, we note your inclusion of pro forma financial statements giving effect to the discontinued operations of your consumer automotive dealership business for the period ended June 30, 2009 on page 57.

COMPANY RESPONSE:  The Company has revised the June 30, 2009 interim financial statements included in the Amended F-1 in response to the Staff's comment to remove the pro forma financial statements from the subsequent events disclosure presented in Note 25.

H. Christopher Owings November 9, 2009 Page 9

Item 7. Recent Sales of Unregistered Securities, page 11-2

19.
Please indicate the exemption from registration that you relied upon to issue the 279,000 shares underlying the unit purchase options exercised by Charm Power Holdings Limited, Rainbow Yield Limited, Lu Zhan Qin, Wang Ming Shu and Wang Shao Hua.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made on page II-3 of the Amended F-1.

Exhibit 5.1 Opinion of Harvey Westwood & Riegels

20.
We note your response to comment 39 from our letter dated August 27, 2009. While we do not object to the statement that the opinion was issued for the purpose of disclosure in the registration statement, please have counsel remove the statements that the opinion "is issued solely for your benefit..." and "is not to be relied upon by any other person, firm or entity or in respect of any other matter."

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the opinion.

21.
We note your response to comment 41 from our letter dated August 27, 2009. Please revise the opinion of Harney Westwood & Riegels to state that it, if true, relies on the opinion of Loeb & Loeb LLP regarding the enforceability of the warrant agreements under New York law.

COMPANY RESPONSE:  Changes in response to the Staff’s comment have been made to the opinion.

22.
Please revise the legal opinions of Loeb & Loeb and Hartley Westwood & Riegels to date their respective opinions or confirm that they will file complete legal opinions prior to the registration statement becoming effective.

COMPANY RESPONSE:  The final, dated opinions of Loeb & Loeb and Harney Westwood & Riegels have been filed with the Amended F-1.

*   *   *

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP